

Mail Stop 4631

February 23, 2016

Via E-mail
Mr. Jonathan H. Wolk, Executive Vice President and CFO
Mistras Group, Inc.
195 Clarksville Rd.
Princeton Junction, NJ 08550

> **Re: Mistras Group, Inc.**
> **Form 10-K for the year ended May 31, 2015**
> **Filed August 12, 2015**
> **Form 10-Q for the six months ended November 30, 2015**
> **Filed January 8, 2016**
> **File No. 1-34481**

Dear Mr. Wolk:

We have reviewed your February 17, 2016 response to our comment letter and have the following comment. In some our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

Form 10-Q for the six months ended November 30, 2015

Notes to the Unaudited Condensed Consolidated Financial Statement

Immaterial Correction, page 5

1.   We have reviewed your response to prior comment five. We note that you identified errors in the statement of cash flows for the six months ended November 30, 2014 during the preparation of your August 31, 2015 Form 10-Q. Given that the errors were identified subsequent to the filing of your May 31, 2015 Form 10-K, please tell us whether any of these errors also impacted the financial statements presented in your Form 10-K for the year ended May 31, 2015. If so, please quantify any errors that impacted

your financial statements for the year ended May 31, 2015 and explain to us how you determined that they were not material, if appropriate.

You may contact Mindy Hooker at (202) 551-3732 or Jeff Gordon at (202) 551-3866 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction